

DIVISION OF
CORPORATION FINANCE

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

Mail Stop 4720

November 30, 2009

James E. Huston
Chief Executive Officer
Camco Financial Corporation
6901 Glenn Highway
Cambridge, OH 43725-9757

> **Re:     Camco Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 000-25196**

Dear Mr. Huston:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kathryn McHale
Attorney-Adviser

cc:     James E. Brooks
*Camco Financial Corporation*